Exhibit 99.1

YM BIOSCIENCES PROVIDES EU REGULATORY UPDATE

MISSISSAUGA, Canada - December 5, 2008 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported that Oncoscience AG, the European licensee of nimotuzumab from YM’s subsidiary, CIMYM BioSciences Inc., has withdrawn its application to the European Medicines Agency (EMEA) for marketing authorization of nimotuzumab. Withdrawal of an application does not prejudice the possibility of a company making a new application at a later stage.

The application for the marketing authorization for nimotuzumab was submitted to the EMEA on October 4th, 2007. At the time of the withdrawal it was under review by the Agency’s Committee for Medicinal Products for Human Use (CHMP).  In its official letter Oncoscience AG states that the withdrawal of the application was made ‘because it was not able to adequately address the concerns of the CHMP regarding the quality and efficacy of the medicine within the required time schedule’.

"The questions from EMEA regarding the efficacy of nimotuzumab are based only on data submitted by Oncoscience AG from an unplanned, retrospective, subgroup analysis of a single arm, open label, monotherapy Phase II study of 47 patients with pediatric glioma.  This analysis in no manner reflects on the overall efficacy of nimotuzumab, which already has been approved for marketing in twelve countries with efficacy demonstrated in numerous indications," said David Allan, Chairman and CEO of YM BioSciences. “We are very pleased that Oncoscience AG withdrew its application in anticipation of a later resubmission as this application was based on a very small sample that was not prospectively studied.  We note that this withdrawal is consistent with actions taken by numerous large and development stage pharmaceutical companies under similar circumstances and we believe it was the correct means for managing the quantity of information that is required in these submissions.”

YM’s subsidiary CIMYM BioSciences Inc. is the licensee for the highly differentiated EGFR-targeting drug, nimotuzumab, for most of the major market territories including Japan, Europe and North America. Nimotuzumab is already approved for sale in a number of countries and the data continues to demonstrate the prospect for this molecule to be best-in-class in an established area of cancer therapy. It is currently undergoing a YM sponsored confirmatory trial in pediatric glioma in Canada and the US while being advanced in several Phase II and III trials by YM’s licensees and other companies advancing the drug internationally.

CIMYM continues with its application to the London Court of International Arbitration for resolution of matters related to the license with Oncoscience AG.

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in a number of countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In more than 3,000 patients treated worldwide, to date, no Grade III/IV rash or radiation dermatitis has been reported and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

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